Exhibit 7.1

Other financial data	2012	2011	2010	2009	2008
Return on average total assets (1)	(0.85%)	(0.98%)	(0.59%)	0.33%	0.14%
Return on average ordinary shareholders’ equity (2)	(19.6%)	(24.9%)	(15.0%)	9.0%	3.9%
Average owners’ equity as a percentage of average total assets	4.3%	3.9%	3.9%	3.6%	3.5%
Risk asset ratio - Tier 1	14.9%	11.3%	10.7%	10.1%	10.1%
Risk asset ratio - Total	18.2%	14.2%	13.2%	13.4%	14.5%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	0.04	(0.38)	0.19	1.34	1.16
- excluding interest on deposits	(9.09)	(15.40)	(8.05)	3.25	3.09
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	0.04	(0.38)	0.19	1.34	1.16
- excluding interest on deposits	(9.09)	(15.40)	(8.05)	3.25	3.09

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.
(3)
For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)
The earnings for the years ended 31 December 2012, 2011 and 2010 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiencies for total fixed charges and total fixed charges and preference share dividends for the years ended 31 December 2012 was £3,322 million and for the years ended 31 December 2011 and 2010 were £4,427 million and £2,381 million respectively.